Avocats à la Cour de Paris Solicitors of the Senior Courts of England and Wales	Linklaters LLP 25 rue de Marignan 75008 Paris Telephone (+33) 1 56 43 56 43 Facsimile (+33) 1 43 59 41 96 Palais J 030

Karina V. Dorin, Staff Attorney Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

September 2, 2014

CGG

Form F-4 Filed July 3, 2014

File No. 333-197261

Dear Ms. Dorin,

We refer to the Staff’s comment letter dated July 23, 2014 on the above-referenced registration statement on Form F-4 (the “Registration Statement”) of CGG (the “Company”) and certain of its subsidiaries (the “Guarantors” and, together with the Company, the “Registrants”) that have guaranteed the Company’s 6.875% Senior Notes due 2022 (the “Notes”). Set forth below in detail are the Registrants’ responses to the Staff’s comments. For your convenience, each comment is repeated below, prior to the response.

Terms of the Exchange Offer, page 45

1	We note your disclosure that you will return any outstanding notes not accepted for exchange as “promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response

In response to the Staff’s comment, the Company will, in its Amendment No. 1 to the Registration Statement (“Amendment No.1”), delete the language “as promptly as practicable” and replace it with “promptly” on page 45 and throughout the document, as necessary.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

Extensions, Delay in Acceptance, Termination or Amendment, page 46

2	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of material change in the offer, including the waiver of material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response

In response to the Staff’s comment, the Company will, in Amendment No. 1, add the following language to page 46: “In the event of material change in the offer, including the waiver of material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.”

3	We note your statement that any “delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes.” Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response

In response to the Staff’s comment, the Company will, in Amendment No. 1, delete the words “oral or” and add that such notice will be by press release or other public announcement, as required by Rule 14e-1(d).

Undertakings

4	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Response

In response to the Staff’s comment, the Company will, in Amendment No. 1, include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K:

Exhibits

5	We note that United States counsel’s opinion is limited to the federal law of the United States and the laws of the State of New York. However, we note that certain co-registrant guarantors are incorporated in the State of Delaware. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 1 a revised opinion from Linklaters LLP as United States counsel stating that it also addresses the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware.

6	Please ensure that your French, Dutch, Alberta, Oklahoma and Australian legal advisers opine as to whether you and/or the applicable Guarantor is validly existing. In that regard, it does not appear that the opinions filed as Exhibit 5.2, 5.3, 5.4, 5.6 and 5.8 cover this item.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 1 a revised opinion from Oklahoma legal advisers adding the word “validly” so that the opinion states that the applicable Guarantor is validly existing.

The French, Dutch, Alberta and Australian legal advisers have each opined that the Company and/or the applicable guarantor is “existing” (Alberta legal advisers have changed “subsisting” to “existing” in their revised opinion filed with Amendment No. 1). This is the customary formulation of that opinion in each of those jurisdictions, and the respective counsel have advised us that adding the word “validly” either has no meaning under local law or risks creating uncertainty by deviating from the accepted wording.

The 1998 report of the TriBar Opinion Committee on Third-Party “Closing” Opinions states in footnote 113 that “ . . . the most common formulation of this opinion states that the Company is ‘validly existing.’ Sometimes, the opinion omits the adverb ‘validly.’ As a matter of customary usage, that omission is understood not to change the meaning of the opinion.”

7	Please have Dutch counsel revise its opinion included in Exhibit 5.3 to specifically cover the guarantees of the guarantor subsidiaries.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 1 a revised opinion from Linklaters LLP as Dutch counsel referring specifically to the guarantees given by the guarantor subsidiaries in the indenture.

8	Please have counsel revise its opinion to delete assumptions that are readily ascertainable or assume any material facts, including:

Assumptions 4.5, 4.6, 4.7 and 4.9 of Exhibit 5.3;

Assumption (d) of Exhibit 5.4;

Assumptions (e) and (g) of Exhibit 5.5; and

Assumptions (e) and (g) of Exhibit 5.8.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 1:

•	a revised exhibit 5.3 deleting assumptions 4.5, deleting most of assumption 4.6 and retaining only the assumption as to commercial benefit, which is a factual question on which Dutch counsel cannot opine, revising assumption 4.7 so that it refers only to the accuracy of the confirmations and declarations in the written resolutions as to matters of fact rather than their validity, and deleting assumption 4.9;

•	a revised exhibit 5.4 deleting former assumption (d);

•	a revised exhibit 5.5 deleting former assumptions (e) and (g);

•	and a revised exhibit 5.8 deleting former assumptions (e) and (g).

9	Please have counsel revise its opinion to delete any limitation on reliance. In that regard, please revise:

Exhibits 5.1, 5.2 and 5.3 to remove the statement that “this communication is confidential and may be privileged or otherwise protected by work product immunity”; and

Exhibits 5.4, 5.6 and 5.7 to remove the word “solely.” Counsel must examine all documents necessary to render the required opinions.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 1:

•	revised exhibits 5.1, 5.2 and 5.3 to remove the statement that “this communication is confidential and may be privileged or otherwise protected by work product immunity;” and

•	revised exhibits 5.4, 5.6 and 5.7 to remove the word “solely.”

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Should you have any questions or comments regarding the foregoing, please contact me by telephone at +331 5643 5842.

Yours sincerely,

/s/ Luis Roth

Luis Roth

cc:	H. Roger Schwall, U.S. Securities and Exchange Commission

Béatrice Place-Faget, CGG

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